Exhibit (a)(5)(i)

BTCS Inc. Commences Modified Dutch Auction Cash Tender Offer for Its Series V Preferred Stock at $0.04 to $1.00 per Share

Holders choose the price at which they tender; offer provides an optional path to liquidity, and holders who do not tender retain all existing rights

WAYNE, Pa., Oct. 26, 2026 (GLOBE NEWSWIRE) -- BTCS Inc. (NASDAQ: BTCS) (“BTCS” or the “Company”), short for Blockchain Technology Consensus Solutions, a company focused on decentralized finance and blockchain infrastructure operations, today announced that it has commenced a cash tender offer to purchase shares of its Series V Preferred Stock (the “Series V Shares”) having an aggregate purchase price of up to $500,000, at a price per share of not less than $0.04 nor more than $1.00, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer”).

The Offer is being conducted through a “modified Dutch auction.” Holders may tender Series V Shares at a price they specify within the range, in increments of $0.01, or elect to tender “at the purchase price.” When the Offer expires, the Company will determine the lowest single price within the range that allows it to purchase Series V Shares having an aggregate purchase price of up to $500,000 (or all shares tendered, if fewer), and will pay that price for every share it purchases, including shares tendered at lower prices. Shares tendered above the purchase price will not be purchased. If the Offer is oversubscribed at the purchase price, shares will be purchased on a pro rata basis.

The Company has set a wide price range because there is no trading market for the Series V Shares and therefore no market price to anchor a range to; the purchase price will be determined by the prices at which holders choose to tender.

The Offer will expire at 5:00 p.m., New York City time, on December 15, 2026, unless extended or earlier terminated by the Company. Tendered Series V Shares may be withdrawn at any time before the expiration of the Offer. The Offer is not conditioned on any minimum number of shares being tendered or on financing. The Offer is subject to the conditions described in the Offer to Purchase. The Company’s directors and executive officers have advised the Company that they will not tender any Series V Shares in the Offer.

“The Series V was distributed to every BTCS shareholder in 2023, and since then U.S. holders have had no practical way to sell it,” said Charles Allen, Chief Executive Officer of BTCS. “This Offer gives each holder a choice, and lets holders rather than the Company set the price. Holders who would like cash now can tender at the price they choose. Holders who prefer to keep their Series V can simply do nothing and keep everything they have today.”

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About the Series V Preferred Stock

The Series V Shares were distributed on June 2, 2023 to holders of BTCS common stock on a one-for-one basis. The Series V Shares are non-voting, are not listed on any securities exchange and have no established trading market. At the Company’s 2024 annual meeting, shareholders approved an amendment authorizing the Board of Directors, in its discretion, to convert each Series V Share into one share of common stock. The Board has not exercised that authority, and under the terms of the Company’s July 2025 convertible note financing and the extension of that restriction agreed in connection with the noteholders’ consent to the Offer, the Company may not amend the Series V Shares to provide for conversion while any of the notes issued in its May 2025 and July 2025 convertible note financings remain outstanding. The July 2025 notes are scheduled to mature on July 21, 2027. The Company has stated that it may explore options to create liquidity for the Series V Shares and may ultimately seek to convert the Series V Shares into common stock when the restriction expires. The Board has made no decision to convert the Series V Shares, and no holder should tender based on any assumption about whether or when a conversion will occur.

How to Tender

Holders who hold Series V Shares through a broker, bank or other nominee should contact their nominee, which will present the Offer as a voluntary corporate action and tender on the holder’s behalf through The Depository Trust Company at the price the holder specifies. Nominees may set deadlines earlier than the expiration of the Offer. Holders whose shares are registered directly with the Company’s transfer agent, Equity Stock Transfer, LLC, should complete the Letter of Transmittal, including the price at which they are tendering, and return it to the depositary as described in the Offer to Purchase. The Offer is being made solely by the Offer to Purchase and related Letter of Transmittal dated October 26, 2026.

InvestorCom LLC is serving as information agent for the Offer, and Equity Stock Transfer, LLC is serving as depositary. Questions and requests for copies of the Offer documents may be directed to InvestorCom toll-free at (877) 972-0090 or by email at proxy@investor-com.com. The Offer documents are also available free of charge at www.sec.gov and at www.btcs.com/seriesv-tender.

No Recommendation

None of the Company, its Board of Directors, the information agent or the depositary makes any recommendation as to whether holders should tender or refrain from tendering Series V Shares, or as to the price at which holders may choose to tender. Holders must make their own decision after reading the Offer to Purchase and consulting their own financial, tax and legal advisors. The maximum price in the range is below the current market price of the Company’s common stock, and the Offer to Purchase describes the reasons for the Offer, its effects and the related risks in detail.

Important Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Series V Shares. The Offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials that the Company has filed with the Securities and Exchange Commission as exhibits to a Tender Offer Statement on Schedule TO. Holders of Series V Shares are urged to read the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other Offer documents carefully because they contain important information, including the terms and conditions of the Offer. These documents are available free of charge at the SEC’s website at www.sec.gov and from the information agent.

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About BTCS Inc.

BTCS Inc. (“BTCS” or the “Company”), short for Blockchain Technology Consensus Solutions, is a U.S.-based Ethereum-first blockchain technology company committed to driving scalable revenue and asset accumulation through its hallmark strategy, the DeFi/TradFi Accretion Flywheel, an integrated approach to capital formation and blockchain infrastructure. By combining decentralized finance (“DeFi”) and traditional finance (“TradFi”) mechanisms with its blockchain infrastructure operations, comprising NodeOps (staking), Builder+ (block building), and Imperium (DeFi deployments), BTCS offers a unique opportunity for blockchain exposure, driven by recurring on-chain revenue generation and an Ethereum-focused strategy. Discover how BTCS offers exposure to Ethereum and its on-chain economy through the public markets at www.btcs.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the timing, completion and effects of the Offer, the purchase price that may result, the sources of funds for the Offer, and whether, when and on what terms the Company may create liquidity for or convert the Series V Shares. These statements are based on current expectations and involve risks and uncertainties, including the conditions to the Offer, the number of shares tendered and the prices at which they are tendered, the Company’s financial condition and access to capital, the price of Ether and other digital assets, regulatory developments, and the other risks described in the Company’s filings with the SEC, including its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Actual results may differ materially. The Company undertakes no obligation to update forward-looking statements except as required by law. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

Contact

Charles Allen - CEO

X: @Charles_BTCS

Email: ir@btcs.com

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